UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-214626-02

(Commission File Number)

Volkswagen Auto Lease Trust 2019-A

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)

(Exact name of registrant as specified in its charter)

VW Credit Leasing, Ltd.

(Issuer with respect to the Transaction SUBI Certificate)

State of Delaware	83-6747337
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2200 Woodland Pointe Avenue Herndon, Virginia	20171
(Address of principal executive offices of registrant)	(Zip Code)

(703) 364-7000

(Registrant’s address, including zip code, and telephone number, including area code)

Volkswagen Auto Lease Trust 2019-A

2.12835% Auto Lease Asset Backed Notes, Class A-1

2.00% Auto Lease Asset Backed Notes, Class A-2-A

Floating Rate Auto Lease Asset Backed Notes, Class A-2-B

1.99% Auto Lease Asset Backed Notes, Class A-3

2.02% Auto Lease Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 25, 2022	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ Garrett Miles
	Name:	Garett Miles
	Title:	President and Head of Securitization

	By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer

VW Credit Leasing, Ltd.
By: VW Credit, Inc., as Servicer

	By:	/s/ Garett Miles
	Name:	Garett Miles
	Title:	Assistant Treasurer

	By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer

Volkswagen Auto Lease Trust 2019-A
By: VW Credit, Inc., as Administrator

	By:	/s/ Garett Miles
	Name:	Garett Miles
	Title:	Assistant Treasurer

	By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer